INVEST IN **STROFE**

Create & customize music using ai in seconds | Mix, master, and publish


STROFE

strofe.com/get-started   Palo Alto California

LEAD INVESTOR



Vibhu Mittal CEO, Zugz

Music remains one of the great creative outlets for humanity: capable of affecting the hearer in ways we don't completely understand, it can change our experience of time. Strofe makes the process of creative generation easier, faster and most importantly, more fun. The use of long range diffusion models has been shown by OpenAI and DALL-e to be unexpectedly powerful in some of these creative endeavours. Strofe builds on work done in Google's Magenta project to bring some of the latest developments of this technology to music generation. I've known Ale for the last 12 years as one of the brightest engineers behind Edmodo and trust his technical insights and capabilities completely.

Invested $5,000 this round & $50,000 previously

Highlights

1. Solving music copyright complications for over 96M content creators
2. 120,023 users signed up in less than a year

2. 120,023 users signed up in less than a year

3. Stanford's StartX (10% acceptance rate) DemoDay on Sep 15th!
4. "Why you are best team to solve this issue here"
5. "Growth metric here"
6. "Notable investors here"

Our Team



Alejando Di Mare Co-Founder + CEO

First engineer at Edmondo from 0 -> 200M users | Conservatory trained musician



Byron Walker Co-Founder + President + COO

Stanford music tech & UCSC Algorithmic Composition, grew Strofe from 0 -> 100,000 users with < $1000

Who are we?

STROFE

Make your own music in seconds

STROFE

MUSIC FOR CREATORS IS HARD

Youtubers lost $1.3B in ad revenue last year alone.

Roblox was sued for $200M, creating a B2B2C opportunity for Strofe.

Stock Music takes hours to sift through and is unchangeable and reused.

STROFE

STROFE GIVES CREATORS AN IDENTITY

- Easy to Use
- Unique & Customizable
- Buy to own

STROFE

OUR FOCUS


51M
YOUTUBERS
96M CONTENT
CREATORS
35M VIDEO
GAME DEVS
10M
STREAMERS

https://web.archive.org/web/20160730021122/http://unity3d.com:80/public-relations
https://backlinko.com/roblox-users
https://www.tubics.com/blog/number-of-youtube-channels
https://www.statista.com/statistics/746173/monthly-active-streamers-on-twitch

STROFE

1 YEAR SINCE LAUNCH

120,023
Total Users

7,610
MAU

.4%
Conv. Rate

STROFE

OUR SERIES A GOAL

Music Engine
Improvements

More Genre
Variety

1%
Conv. Rate

STROFE

invest.strofe.com